

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Krishna Vaddi
Chief Executive Officer
Prelude Therapeutics Incorporated
175 Innovation Boulevard
Wilmington, DE 19805

      Re: Prelude Therapeutics Incorporated
           Registration Statement on Form S-3
           Filed May 30, 2024
           File No. 333-279829

Dear Krishna Vaddi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Bryan S. Keighery